UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								December 30, 2005

Via Facsimile (713) 759-2649 and U.S. Mail

David J. Lesar
President and CEO
Halliburton
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas  77010

	Re:	Halliburton Company
		Form 10-K for the Fiscal Year Ended December 31, 2004 Filed September March 1, 2005
      File No. 001-03492

Dear Mr. Lesar:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media sources that you may have operations in
Libya and Syria. We also note disclosure in your Form 10-K for the year ended December 31, 2003 about operations in Libya or contacts with Libyan entities. The 2004 Form 10-K does not contain any information relating to operations in either of these countries. Please describe for us the nature and extent of your current, historic and anticipated contacts with Libya and Syria, including through joint ventures, subsidiaries, affiliates and other direct or indirect arrangements.

2. With a view to disclosure, please address the materiality of your operations in, and contacts with, Libya and Syria, particularly in light of the fact that Libya and Syria are identified as state sponsors of terrorism by the U.S. State Department, and Syria is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control. Your analysis should address any operational or compliance difficulties related to your contacts with Libya and Syria. Please also discuss whether your contacts with Libya and Syria constitute a material investment risk for your security holders.

3. In addition to quantitative factors, your materiality analysis should address qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your share value.
In
this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Libya and Syria.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
David J. Lesar
Halliburton
December 30, 2005
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